ALTO INGREDIENTS, INC.

1300 South Second Street

Pekin, Ill 61554

May 20, 2026

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Juan Grana, Staff Attorney

Re:	Alto Ingredients, Inc.
Registration Statement on Form S-3
Filed: May 8, 2026 (File No. 333-295723)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alto Ingredients, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) so that it may be declared effective at 4:30 p.m. Eastern Time on May 22, 2026, or as soon as practicable thereafter. The Company hereby authorizes Larry A. Cerutti, an attorney at the Company’s outside legal counsel, Troutman Pepper Locke LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please inform our outside counsel, Larry A. Cerutti of Troutman Pepper Locke LLP, by telephone at (949) 622-2710 or by email at larry.cerutti@troutman.com.

Thank you for your assistance in this matter.

Very truly yours,

ALTO INGREDIENTS, INC.

By:	/s/ AUSTE M. GRAHAM
Auste M. Graham
Vice President, Chief Legal Officer & Secretary